UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1) *
Romeo Power, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

776153108
(CUSIP Number)

June 29, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 776153108	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS

Michael Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐ Not Applicable
(b)☐ Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,628,823

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
11,628,823

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,628,823

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 131,197,350 shares of common stock of the Issuer outstanding as of May 14, 2021, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 17, 2021.

Page 2 of 5 pages

Item 1(a).	Name of Issuer:

Romeo Power, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

4380 Ayers Avenue, Vernon, CA 90058

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of Michael Patterson, an individual who is a citizen of the United States of America (the “Reporting Person”).

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is c/o Battle Motors, 612 Hampton Avenue, Suite B, Venice, CA 90291.

Item 2(c).	Citizenship:

See Item 2(a) above.

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

 776153108

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of July 7, 2021.  Except as indicated by footnote, the Reporting Person has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him:

(a) Amount beneficially owned:11,628,823

Page 3 of 5 pages

(b) Percent of class:  8.9%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote	11,628,823

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	11,628,823

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July 8, 2021

MICHAEL PATTERSON

/s/ Michael Patterson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages